RIO NARCEA GOLD MINES, LTD

Avda. del Llaniello, 13-Bajo • 33860 Salas (Asturias), Spain
Tel: (34) 98 583 15 00 • Fax: (34) 98 583 21 59
Email: gold@rionarcea.com • Web: www.rionarcea.com



NEWS RELEASE

February 14, 2003   Trading Symbol: TSX: RNG

RIO NARCEA REDUCES ITS HEDGE BOOK
Shareholders to benefit from rising gold price

Toronto – Rio Narcea Gold Mines, Ltd. is pleased to announce that it has considerably reduced its hedge position giving the opportunity for its shareholders to benefit more fully in future gold price increases.

The Company has closed out its €405/oz (=US$437/oz) gold calls representing 82,736 ounces. This transaction was financed with the proceeds from the recent equity placement. After the transaction Rio Narcea is left with only €405/oz (=US$437/oz) calls on 111,418 ounces from now to mid-2005 and a small forward sales contract (13,647 ounces through 2006 at US$301/oz).

The Company's gold hedging program was implemented pursuant to the loan arrangement with Deutsche Bank to cover market and exchange risks for the period of the credit facility. This hedging program is not subject to margin requirements. Even though the Company remains optimistic on the future of the gold price, it is keeping its downside protection with puts at US$280/oz and €300/oz (=US$324/oz) for the sale of approximately 70% of the planned production through 2006 from the El Valle and Carlés mines.

Rio Narcea is a growing mineral resource company with operations, development projects and exploration activities in Spain and Portugal. In 2003, the Company plans to produce approximately 155,000 ounces of gold at a cash cost of US$125 per ounce from its 100%-owned El Valle and Carlés mines. Rio Narcea is proceeding with a feasibility study at its Corcoesto gold project, rapidly advancing the development of its Aguablanca nickel-copper-PGM deposit, and exploring for gold and nickel on its large land holdings on the Iberian Peninsula.

For further information contact:

Alberto Lavandeira   Laurie Gaborit
President and CEO   Manager, Investor Relations
Tel: (34) 98 583 1500   Tel: (416) 686 0386
Fax: (34) 98 583 2159   Fax: (416) 686 6326
                             gold@rionarcea.com
                             www.rionarcea.com